4-11-2005

VF 4-8-05

RECD S.E.C.
MAR 3 1 2005
1086

05040077

...OMMISSION
..., D.C. 20549

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| OMB Number: | 3235-0123 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 66484 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 03/09/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SYKES FINANCIAL SERVICES, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 KNOB ROAD
(No. and Street)

MT. POCONO (City) PA (State) 18344-1403 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
WILLIAM R. SYKES 570-839-7776
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. WILLIAMS & CO., LLP
(Name – *if individual, state last, first, middle name*)

270 PIERCE STREET (Address) KINGSTON (City) PA (State) 18704 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 29 2005
THOMSON
FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, WILLIAM R. SYKES, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SYKES FINANCIAL SERVICES, LLC, as of DECEMBER 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

Commonwealth of Pennsylvania
NOTARIAL SEAL
JULIET C. TAITO, Notary Public
Kingston Boro, Luzerne County
My Commission Expires June 14, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# ANNUAL REPORT

# SYKES FINANCIAL SERVICES, LLC
# (A LIMITED LIABILITY COMPANY)

# DECEMBER 31, 2004

**Sykes Financial Services**
**(a Limited Liability Company)**
**Table of Contents**
**December 31, 2004**

---


| | Page |
|---|---|
| Independent Auditors' Report | 1 |
| Financial Statements: | |
| Statement of Financial Condition | 2 |
| Statement of Income | 3 |
| Statement of Changes in Member's Equity | 4 |
| Statement of Cash Flows | 5 |
| Notes to Financial Statements | 6 - 8 |
| Supporting Information: | |
| Computation of Net Capital Under Rule 15c3-1 of the U.S. Securities and Exchange Commission | 9 |

JHW J. H. Williams & Co., LLP, Certified Public Accountants

PIERCE OFFICENTER, SUITE 302
270 PIERCE STREET
KINGSTON, PA 18704-5141

TELEPHONE (570) 288-3651
FAX (570) 288-6106
E-MAIL JHW@jhwilliamscpa.com

## Independent Auditors' Report

To the Member's
Sykes Financial Services, LLC
11 Knob Road
Mount Pocono, PA 18344

We have audited the accompanying statement of financial condition of Sykes Financial Services, LLC (a limited liability company) as of December 31, 2004, and the related statements of income, changes in member's equity, and cash flows for the period from March 9, 2004 (date of formation) to December 31, 2004 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sykes Financial Services, LLC as of December 31, 2004, and the results of its operations and its cash flows for the period from March 9, 2004 (date of formation) to December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J. H. Williams & Co., LLP

Kingston, Pennsylvania
March 29, 2005

**Sykes Financial Services, LLC**
**(a Limited Liability Company)**
**Statement of Financial Condiction**
**December 31, 2004**

## ASSETS

| | | |
|---|---|---|
| Cash | $ | 10,937 |
| Accounts receivable - commissions | | 27,157 |
| Other current assets | | 197 |
| Intangible asset, net of amortization of $549 | | 9,887 |
| Prepaid expenses | | 1,880 |
| Security Deposits | | 404 |
| | $ | 50,462 |

## LIABILITIES AND MEMBER'S EQUITY

| | | | |
|---|---|---|---|
| LIABILITIES | | | |
| Accounts payable - trade | | $ | 207 |
| Accounts payable - commissions | | | 24,459 |
| | TOTAL LIABILITIES | | 24,666 |
| MEMBER'S EQUITY | | | 25,796 |
| | | $ | 50,462 |

The accompanying notes are an integral part of these financial statements.

# Sykes Financial Services, LLC
(a Limited Liability Company)
Statement of Income
For the period from March 9, 2004 (date of formation) to December 31, 2004

| | | |
|---|---|---|
| REVENUES | | |
| Commissions | | $ 54,349 |
| Miscellaneous revenue | | 750 |
| | TOTAL REVENUE | 55,099 |
| EXPENSES | | |
| Commissions paid | | 47,473 |
| Regulatory fees and expenses | | 2,950 |
| Supplies | | 408 |
| Telephone | | 215 |
| Internet fees | | 303 |
| Miscellaneous fees | | 472 |
| Continuing education | | 140 |
| Insurance | | 581 |
| Rent | | 1,212 |
| Amortization | | 549 |
| | TOTAL EXPENSES | 54,303 |
| | NET INCOME | $ 796 |

The accompanying notes are an integral part of these financial statements.

## Sykes Financial Services, LLC
**(a Limited Liability Company)**
**Statement of Changes in Member's Equity**
**For the period from March 9, 2004 (date of formation) to December 31, 2004**

| | |
|---|---|
| Capital contributions | $ 20,000 |
| Additional capital contributions | 5,000 |
| Net income | 796 |
| Balance at December 31, 2004 | $ 25,796 |

The accompanying notes are an integral part of these financial statements.

# Sykes Financial Services LLC
(a Limited Liability Company)
**Statement of Cash Flows**
**For the period from March 9, 2004 (date of formation) December 31, 2004**

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | |
| Net income | $ 796 |
| Adjustments to reconcile net income to net cash (used in) operating activities | |
| Amortization | 549 |
| Increase (decrease) in cash resulting from changes in operating activities: | |
| Accounts receivable - commissions | (27,157) |
| Other current assets | (2,481) |
| Accounts payable - commissions | 24,459 |
| Accounts payable - trade | 207 |
| TOTAL ADJUSTMENTS | (4,423) |
| NET CASH (USED IN) OPERATING ACTIVITIES | (3,627) |
| CASH FLOWS FROM INVESTING ACTIVITIES | |
| Organizational and start-up expenses | (10,436) |
| NET CASH (USED IN) INVESTING ACTIVITIES | (10,436) |
| CASH FLOWS FROM FINANCING ACTIVITIES | |
| Capital contributions | 25,000 |
| NET CASH PROVIDED BY INVESTING ACTIVITIES | 25,000 |
| NET CASH INCREASE FOR THE PERIOD | 10,937 |
| CASH AT BEGINNING OF PERIOD | - |
| CASH AT END OF PERIOD | $ 10,937 |

The accompanying notes are an integral part of these financial statements.

## NOTE 1 – Summary of Significant Accounting Policies

### Organization and Nature of Business

Sykes Financial Services, LLC, hereinafter referred to as "the Company" is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company was formed as a limited liability company with the Pennsylvania Department of State on March 9, 2004.

### Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, and investment advisory services.

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition. Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

### Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

### Income Taxes

The Company is a limited liability company that has elected, with the consent of its single member, to be taxed under the Internal Revenue Code and the Commonwealth of Pennsylvania Tax Code as an S Corporation. In lieu of corporation income taxes, the shareholder of an S Corporation is taxed on his proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the accompanying financial statements.

### NASD Membership

NASD membership fee is recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. The membership fee is included with other assets as an intangible asset and is being amortized over sixty months.

### Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days where purchased, that are not held for sale in the ordinary course of business.

### Commission Receivable and Payable

Commission receivable and payable include amounts due from or to third parties for commissions on sales. These items are recorded based on the trade date of the security.

### Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily includes other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

### Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2004, the Company had net capital of $13,316, which was $8,316 in excess of its required net capital of $5,000. The Company's net capital ratio was 1.85 to 1.

**NOTE 2 - Intangible Assets**

Intangible assets were comprised of the following at December 31, 2004:

| | | |
|---|---|---|
| NASD membership fee | $ | 3,000 |
| Organizational & start up costs | | 7,436 |
| | | 10,436 |
| Less: Accumulated amortization | | 549 |
| | $ | 9,887 |

Estimated aggregate amortization is as follows for the years ending December 31:

| | |
|---|---|
| 2005 | 2,087 |
| 2006 | 2,087 |
| 2007 | 2,087 |
| 2008 | 2,087 |
| 2009 | 1,539 |

**Sykes Financial Services LLC**
**(a Limited Liability Company)**
**Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission**
**December 31, 2004**

| | | |
|---|---|---|
| Net Capital | | |
| Total member's equity | | 25,796 |
| Total member's equity qualified for Net Capital | | 25,796 |
| Total capital and allowable subordinated liabilities | | 25,796 |
| Deductions and / or charges: | | |
| Nonallowable assets: | | |
| 12b1 fees receivable net of payable to representative | 112 | |
| Other assets | 12,368 | |
| Total deductions and / or charges | | (12,480) |
| Net Capital | | 13,316 |
| Aggregate Indebtedness | | |
| Accounts payable - commissions | | 24,459 |
| Accounts payable - trade | | 207 |
| Total Aggregate Indebtedness (AI) | | 24,666 |
| Computation of Basic Net Capital Required | | |
| Minimum net capital required (12.5% of AI during first year) | | 3,083 |
| Minimum dollar net capital requirement of broker / dealer | | 5,000 |
| Net capital requirement (greatest of above two calculations) | | 5,000 |
| Excess net capital | | 8,316 |
| Excess net capital at 1000% | | 10,849 |
| Ratio: Aggregate indebtedness to net capital | | 1.85 |

Net capital and ratios reconcile to FOCUS report Part II A
Quarterly 17a-5(a) as of December 31, 2004